April 12, 2007
Via EDGAR and overnight delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Christine Davis, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 8-K Filed February 14, 2007
File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated March 27, 2007 (the “Comment Letter”) relating to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
1.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor.

United States Securities and Exchange Commission
April 12, 2007

For example, you refer to several factors that contributed to the increases in revenues, cost of revenues, sales and marketing expenses, and general and administrative expenses, but give no indication of the relative impact of each factor. We also note that the acquisitions of Zylom and WiderThan impacted various revenue and expense line items but your disclosures provide minimal indication as to the relative impact of these acquisitions. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

We respectfully acknowledge that Item 303(a) of Regulation S-K requires that registrants discuss the causes of material changes in year-to-year operating results in a manner that facilitates an understanding of the registrant’s business as a whole, and understand that such discussion should quantify any such changes in dollar terms or percentages, as reasonably practicable. While we believe that the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in our Form 10-K for the fiscal year ended December 31, 2006 is sufficient to enable investors and other users to assess the financial condition and results of operations of RealNetworks, we understand the Staff’s comment and will enhance the disclosure in our MD&A in future filings.

Addressing the specific points raised by the Staff, we submit that in preparing the discussion contained in our MD&A, we considered the guidance set forth in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 as follows:

Revenue: As required, we discuss revenue in terms of our reportable segments (Consumer Products and Services and Technology Products and Solutions), geographic concentration, and by revenue type (License Revenue and Service Revenue). In each, we quantify the year-to-year changes in both absolute dollars and in percentage terms as required under Item 303. Further, within our Consumer Products and Services segment, we identify and quantify the year-to-year changes in our three consumer product lines (Music, Games, Media Software & Services). Our disclosure provides qualitative discussion regarding specific products that contributed to year-to-year changes within each product line; in future filings we will also quantify material changes in dollar or percentage terms. With respect to our

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April 12, 2007

Technology Products and Solutions segment, we identified the acquisition of WiderThan (acquired in Q4 2006) as the item responsible for the significant increase in year-to-year revenue. We also disclosed that WiderThan’s contribution to total consolidated revenue totaled 7% for the year ended December 31, 2006.

Cost of Sales: As required, we discuss cost of sales in terms of our reportable segments (Consumer Products and Services and Technology Products and Solutions), and by type (Cost of License Revenue and Cost of Service Revenue). In each discussion, we quantify the year-to-year changes in both absolute dollars and in percentage terms as required under Item 303. While we did provide qualitative discussion regarding the year-to-year impact on cost of sales related to specific products and services, we did not quantify these changes in dollar or percentage terms. In future filings, we will provide quantitative measures with respect to material changes in cost of sales within our consumer product lines.

Operating Expenses: As required, we describe each of the primary cost elements included in all operating expense categories (Research and Development, Sales and Marketing, General and Administrative). Our disclosure quantifies the year-to-year changes in each category in both dollar and percentage terms, and provides qualitative discussion describing how each cost element contributed to these changes. In future filings, we will provide quantitative measures with respect to material changes within our operating expense categories.

Acquisitions: With respect to the impact of recent acquisitions on our operating results, and in all future filings, we will provide a quantitative measure of the impact of any material acquisition on our results of operations in the period in which the acquisition occurs. We will also provide quantitative discussion in any subsequent period, to the extent that we are able to accurately and discretely quantify the impact of any such acquisition on our operating results. Over time, as such acquisitions become more fully integrated into our normal operations, it often becomes increasingly difficult to provide meaningful quantitative information regarding the impact that the acquired business has on our consolidated operating results. In such cases, we will exclude any quantitative discussion regarding the impact of any acquisition on our operations when it becomes impracticable to do so. For

United States Securities and Exchange Commission
April 12, 2007

example, post acquisition integration efforts as well as the consolidation of certain operating facilities has made it impossible to discretely quantify the impact of WiderThan (acquired on October 31, 2006) on our consolidated operating results in a meaningful way for the quarter ended March 31, 2007.
Revenue by Segment, page 36
2.	We note that you attribute your 2006 revenue growth in both the Consumer Products and Services and the Technology Products and Solutions segments to a “growth in subscribers.” We also note that you disclose subscriber information in your earnings release which was filed on Form 8-K on February 14, 2007. Please tell us the extent that you use the number of subscribers as a key indicator for which you manage your business and how you believe this indicator contributes to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing the number of subscribers and subscriber growth in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

As articulated in SEC Release No. 33-8350, we understand and acknowledge that companies should consider discussing key variables and other qualitative and quantitative factors which are necessary to understand the company. We also acknowledge that any such factors that a company relies upon to operate and analyze its business may change over time. As this change occurs, Release No. 33-8350 encourages companies to reflect this change in their MD&A in order to maintain an appropriate focus on material factors.

Subscriber counts have historically been more of an important factor in measuring the financial performance of our company than they are today. However, the importance of this metric as an indicator of material change in the financial results of our business has diminished over the past several quarters. While this metric continues to be somewhat relevant to the financial performance of our business today, we expect this relevance to continue to decrease over time as we continue to focus efforts on “free-to-consumer” products and services that complement our existing product offerings. In addition, when we provide subscription-based products and services to certain mobile carriers and/or broadband service providers, we typically do so on a flat-fee basis or on a revenue-share basis. In these

United States Securities and Exchange Commission
April 12, 2007

arrangements, additional subscribers do not necessarily result in incremental revenue. In this regard, as we continue to pursue similar arrangements with mobile carriers and broadband service providers, we expect “subscription revenue” to become a more relevant quantitative measure of our business than absolute subscribers.

We will endeavor to more clearly articulate these changing dynamics in our MD&A discussion in future filings.
Liquidity and Capital Resources, page 49
3.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, we note that your current disclosure only indicates that the changes in assets and liabilities are “due primarily to the timing of cash receipts at the beginning and end of the year.” In addition, we note that your 2005 and 2006 operating cash flow appears to have been significantly affected by the cash received from the Microsoft settlement however we note no disclosure within the operating cash flow discussion regarding these cash receipts. It is also unclear to us why non-cash items such as depreciation and amortization have an impact on your operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

We respectfully submit to the Staff that our discussion of cash flows in future filings will more closely adhere to the guidance set forth in SEC Release No. 33-8350. Specifically, we will expand such discussion to include disclosure regarding the underlying reasons for changes in working capital items that affect operating cash flows.

United States Securities and Exchange Commission
April 12, 2007

Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Deferred Costs, page 59
4.	Please tell us whether you are deferring costs related to arrangements that are not accounted for using contract accounting. If so, explain to us your basis for deferring these costs and refer to the accounting guidance that supports these deferrals.

We respectfully advise the Staff that we do defer certain costs related to agreements that are not accounted for on a contract accounting basis. Such arrangements are for Hosting Services. Hosting Service arrangements typically involve the development of a custom configured software application for a customer and the subsequent hosting of that application on our servers. In exchange, we receive fees for the development effort as well as service fees for the ongoing hosting in the form of monthly minimums or shared revenue. Costs that are direct and incremental to each specific Hosting Service arrangement are capitalized until the service is launched. Once the service is launched, any costs capitalized to the specific arrangement are charged to expense ratably over the contractual service period.

For arrangements that are not accounted for using contract accounting, we applied the concepts of capitalizing direct and incremental costs and recognizing such costs in proportion to revenue as included in Staff Accounting Bulletin No. 104 (Topic 13A 3(f), questions 3, 4 and 5) and FTB 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (as amended).

Based on the concepts in the above guidance, we believe that capitalization of such costs related to our Hosting Service arrangements is appropriate.

United States Securities and Exchange Commission
April 12, 2007

Revenue recognition, page 60
5.	We note your disclosure that you exercise significant judgment in establishing the fair value of multiple elements. Identify the elements to which you are applying this judgment and tell us how your determination of fair value for each element complies with paragraph 16 of EITF 00-21.

The elements in our typical non-software contracts include Consulting Services, Advertising, Hosting Services, and Consumer Subscriptions / Downloads. We have established reliable and objective evidence of fair value for Advertising, Hosting and Consumer Subscriptions / Downloads based on the current rates of each product. Because we sell all of these products on a standalone basis, we believe this provides appropriate evidence that the delivered items have standalone value to the customer. We currently have not established objective evidence of fair value for Consulting Services.

6.	It appears that your software arrangements accounted for under 97-2 may involve multiple elements. Please describe to us the elements included in your typical multiple-element arrangements and explain how you allocate the arrangement fee to each element. Indicate whether you determine VSOE for each element or for the undelivered elements only and describe how your current revenue recognition policy addresses these arrangements. For multiple-element arrangements that include term licenses, please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance.

Our typical software arrangement includes two elements: a perpetual License Fee and a Post Contract Support (PCS) fee, renewable on an annual basis. VSOE is determined for the undelivered element (PCS) only and the residual method of revenue recognition is used. VSOE for PCS on the majority of our software arrangements is established using the historical rates on the standalone sale of PCS renewals. Occasionally VSOE is established on the PCS portion of an arrangement based on the renewal rate specified in the contract. For multiple-element arrangements that include term licenses, the typical term of both the license and the PCS are 1 year. In such

United States Securities and Exchange Commission
April 12, 2007

arrangements, all revenue is recognized ratably over the annual term of the contract.
Note 15. Commitments and Contingencies, page 84
7.	Please explain to us how you determined the accounting for your settlement with Microsoft. Explain how you determined classification of amounts recorded and the timing of recognition. In addition, explain to us how you allocated between the settlement and commercial agreements as you indicated in your Form 10-Q filing upon initially settling this matter. As part of your response, describe any accounting treatment that was considered and rejected and explain why. Refer to any accounting guidance as appropriate.

As disclosed, at the time we settled our antitrust case against Microsoft, we entered into three separate agreements: The Amended and Restated Settlement Agreement, The Digital Music Collaboration Agreement, and the Strategic Casual Games Alliance Agreement. We accounted for each agreement as follows:

Amended and Restated Settlement Agreement: Under the terms of this agreement, Microsoft agreed to pay us $460 million in exchange for our dismissal of all worldwide antitrust litigation against Microsoft. We believe that items related to litigation should be included in the determination of operating income. Therefore, to provide for the greatest transparency and comparability to prior periods, we classified the settlement proceeds as a reduction of operating expenses in the period that those proceeds were received. We believe this to be the most appropriate presentation as we consider a significant portion of the settlement proceeds to be a recovery of past litigation costs. Due to the significance of the settlement proceeds and to clearly differentiate Microsoft-related litigation settlement income and expenses from other operating expenses, we presented these amounts (net) as a separate component of operating expenses.

Digital Music Collaboration Agreement: Under the terms of this agreement, each party has various obligations and commitments to one

United States Securities and Exchange Commission
April 12, 2007

another, including a cash payment from Microsoft to RealNetworks of $300 million payable in quarterly installments over six quarters. Our key obligations and commitments under this agreement are as follows:
1) We will continue to offer, maintain and support our Rhapsody Services (i.e. keep the service running in a manner that is at least consistent with past practice).
2) We will ensure that our music subscription services and devices are compliant with certain specified Microsoft technologies.
3) We granted Microsoft a non-exclusive, royalty-free license to demonstrate, reproduce, distribute and market our Rhapsody Services throughout the United States to end users (for an 18 month period from the effective date of the agreement).
We concluded that none of the obligations and commitments we had to Microsoft constituted a unique product or service that represented a typical revenue related earning process. Rhapsody is an important component of our strategic service offerings that we were already providing and supporting. The second and third commitments provide RealNetworks with more benefits than obligations. The primary purpose of the development work is to allow RealNetworks and Microsoft to collaborate in the on-line music subscription business which was expected to enhance our music subscription sales. Microsoft will only receive an indirect benefit of greater online traffic through its web-sites as a result of either of these items.

Consequently, we concluded that the most appropriate accounting was to recognize the $300 million cash payment as additional settlement gain and not revenue. The termination clause in the agreement permitted either party to suspend performance under the agreement or terminate the agreement if the other party was in material breach of any material portion of the agreement and failed to cure the breach within 30 days. As a result, Microsoft was able to suspend the periodic payments on the $300 million and terminate the agreement if we were to commit a material breach of the agreement. Since the payments under the music agreement are contingent on our performing under the arrangement, it was concluded that we should recognize the gain related to the $300 million upon actual receipt of the cash in accordance with SFAS 5 paragraph 17.

United States Securities and Exchange Commission
April 12, 2007

Strategic Casual Games Alliance Agreement: Under the terms of this agreement, Microsoft agreed to pay us $1 million over 18 months, in quarterly installments (beginning October 2005), to develop and deliver at least five casual games for Microsoft’s Xbox Live Arcade. In addition, we performed development work to integrate our PlayPass games property into Microsoft’s MSN Game Site in exchange for a share of subscription revenue earned by Microsoft from MSN Game Site customers. We considered the provisions of TPA 5100.39 in determining whether this agreement should be accounted for separately from the other two agreements above. Considering the facts and circumstances related to this agreement, we concluded that this agreement met the criteria for being accounted for as a separate agreement. As a separate agreement, we needed to consider how to account for the $1 million in quarterly installments. We concluded as follows:

The Games Agreement essentially has two elements: The development work required for us to integrate our PlayPass service into Microsoft’s MSN Game Site, and the development of five casual games. The development work related to the PlayPass service is a non-software element. However, the games development effort is a software element. In considering the effort involved in the development of the casual games, it was clear that this element was not incidental to the overall agreement. Therefore, we accounted for the agreement under SOP 97-2 guidance. Per SOP 97-2, in order to account for the two elements separately, we would need to establish VSOE of fair value for the undelivered element (PlayPass development effort). We do not have VSOE of value for the PlayPass development effort, so the two elements must be combined and recognized ratably over the term of the contract. Therefore, we concluded that it was appropriate to recognize the $1 million ratably over the term of the Games Agreement. The revenue-share from PlayPass and the royalties from the casual games are recognized in the period in which they are earned.

United States Securities and Exchange Commission
April 12, 2007

Report of Independent Registered Public Accounting Firm, page 93
8.	We note that the audit report regarding internal controls over financial reporting is dated February 26, 2006. It would appear that this report should be dated subsequent to your December 31, 2006 year-end evaluation. Please advise.

We respectfully advise the Staff that the audit report regarding internal controls over financial reporting contained a typographical error. The date of such report was February 26, 2007, not February 26, 2006. Once we have satisfactorily responded to all of the Staff’s comments, we will amend our Report on Form 10-K for the fiscal year ended December 31, 2006 (filed March 1, 2007) to correct the date of the audit report regarding internal controls over financial reporting.
Form 8-K Filed February 14, 2007
9.	We note your disclosure of non-GAAP measures, including “adjusted net income” and “adjusted EBITDA.” These measures exclude stock-based compensation, depreciation and amortization and other recurring expenses. It does not appear that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). In this regard, we noted no substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses considering that they appear to be recurring and integral to your performance. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. In addition, you have not provided sufficient disclosures regarding any limitations and how management compensates for those limitations. Please explain to us how your current disclosures adequately addressed Question 8 of the FAQ. As part of your response, please explain how management differentiates between the usefulness of “adjusted net income” versus “adjusted EBITDA.”

Pursuant to the Staff’s request, our future filings will include disclosure that addresses the considerations set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We supplementally provide to the Staff herewith as Exhibit A an example of such disclosure.

United States Securities and Exchange Commission
April 12, 2007

* * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
\s\ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser
Robert Kimball
RealNetworks, Inc.

Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Robert P. Carlile
KPMG LLP

United States Securities and Exchange Commission
April 12, 2007
Exhibit A
     Discussion of Non-GAAP Financial Measures
     To supplement RealNetworks’ consolidated financial statements presented in accordance with GAAP, we present investors with certain non-GAAP financial measures, including adjusted net income and adjusted net income per share, adjusted EBITDA and adjusted operating expenses.
•	Adjusted net income consists of net income excluding the impact of the following: stock-based compensation expense; income and expenses including charitable contributions related to the Microsoft agreements; equity investment gains and losses from sale or impairments; acquisition costs, including amortization of intangible assets and expenses for employee stock options that were converted to cash rights; an estimate of the income taxes from the aforementioned items; and changes in deferred tax asset valuation allowances.

•	Adjusted net income per share is calculated by dividing adjusted net income by GAAP weighted average diluted shares outstanding.

•	Adjusted EBITDA consists of net income excluding the impact of the following: interest income, net; income taxes; depreciation; amortization; stock-based compensation; expenses for employee stock options that were converted to cash rights; equity investment gains and losses from sale or impairments; and income and expenses including charitable contributions related to the Microsoft agreements.

•	Adjusted operating expenses consist of GAAP operating expenses excluding stock-based compensation expenses, antitrust litigation expenses (benefits) and costs associated with our acquisition of WiderThan.
     RealNetworks believes that the presentation of adjusted net income and adjusted net income per share, adjusted EBITDA and adjusted operating expenses provides important supplemental information to management and investors regarding financial and business trends relating to the company’s financial condition and results of operations. Management believes that the use of these non-GAAP financial measures provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management has historically used these non-GAAP measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above provides an additional measure of our operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors in order to enable them to perform additional analyses of past, present and future operating performance, to enable them to compare us to other companies, and as a supplemental means to evaluate our ongoing operations. Externally, we believe that adjusted net income and adjusted EBITDA continue to be useful to investors in their assessment of our operating performance and the valuation of our company.
     Internally, adjusted net income and adjusted net income per share, adjusted EBITDA and adjusted operating expenses are significant measures used by management for purposes of:

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United States Securities and Exchange Commission
April 12, 2007
Exhibit A
•	supplementing the financial results and forecasts reported to our board of directors;

•	evaluating the operating performance of our company which includes direct and incrementally controllable revenue and costs of the operations, but excludes items considered by management to be either non-cash or non-operating such as interest income and expense, stock compensation, tax expense, depreciation and amortization;

•	managing and comparing performance internally across our businesses and externally against our peers;

•	establishing internal operating budgets; and

•	evaluating and valuing potential acquisition candidates.
     Adjusted net income is used by RealNetworks as a broad measure of financial performance that encompasses our operating performance, cash, capital structure and investments management, and income tax planning effectiveness. Adjusted EBITDA is used by management as a way to isolate our operating performance and to compare it to that of other companies.
     Adjusted net income and adjusted net income per share, adjusted EBITDA and adjusted operating expenses are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of RealNetworks’ results as reported under GAAP. We expect to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent. Some of the limitations in relying on our non-GAAP financial measures are:
•	Adjusted net income, adjusted net income per share and adjusted EBITDA are measures which we have defined for internal and investor purposes that may be unique to RealNetworks. A further limitation associated with these measures is that they do not include all costs and income that impact our net income and net income per share. We compensate for these limitations by prominently disclosing GAAP net income, which we believe is the most directly comparable GAAP measure, and providing investors with reconciliations from GAAP net income to adjusted net income and adjusted EBITDA.

•	Adjusted operating expenses are limited in that they do not include stock-based compensation expenses, antitrust litigation expenses (benefit) and costs associated with our acquisitions. We compensate for this limitation by prominently disclosing GAAP operating expenses and providing investors with a reconciliation from GAAP operating expenses to adjusted operating expenses.

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United States Securities and Exchange Commission
April 12, 2007
Exhibit A
     In the financial tables of our earnings press release, RealNetworks has included reconciliations of GAAP net income to adjusted net income and adjusted EBITDA, and GAAP operating expenses to adjusted operating expenses for the relevant periods.

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